CADRE CAPITAL
302-2695 Granville Street
Vancouver, British Columbia
Canada, V6H 3H4

July 21, 2003

Enwin Resources Inc.
#2006 - 2020 Bellevue Avenue
West Vancouver, BC V7V 1B8

Dear Sirs:

We hereby waive our right to cancel the option agreement between us, dated July 25, 2003, arising as a result of your payment of less than the required $25,000 on or before December 31, 2002. Of the $25,0000 required to be paid on or before
December 31, 2002, only $11,943 of the payment was made by us due to actual exploration expenses being less than estimated.
We agree to amend the option agreement to include the balance of the expenditures to occur no later than October 15, 2003.

Yours truly,

/s/ Andrew Molnar
__________________
Andrew Molnar
Cadre Capital Inc.